UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62306 / June 17, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13941

In the Matter of	**ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**
ADVANCED MATERIALS GROUP, INC.,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Advanced Materials Group, Inc. ("AMG" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   AMG (File No. 0-16401) is a Nevada corporation whose headquarters were in Dallas, Texas during the relevant period. AMG's common stock is registered with the Commission under Section 12(g) of the Exchange Act and was quoted during the relevant period on the OTCBB. AMG manufactured and marketed foam and other flexible material products until July 2, 2009, when it filed Chapter 11 bankruptcy.

B.   AMG has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since February 27, 2009 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending February 28, 2009.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Instituting Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities on the Respondent.

The attached Order has been sent to the following parties and other persons entitled to notice:

Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Stephen J. Korotash, Esq.
David L. Peavler, Esq.
Fort Worth Regional Office
Securities and Exchange Commission
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102-8549

Advanced Material Group, Inc.
c/o Tim Busch, Chairman
The Busch Firm
2532 Dupont Drive
Irvine, CA 92612

Tim Busch, Chairman
Advanced Materials Group, Inc.
The Busch Firm
2532 Dupont Drive
Irvine, CA 92612